

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2023

Thiago da Costa Silva
Director
Ambipar Emergency Response
Avenida Angélica, nº 2346, 5th Floor
São Paulo, SP – Brazil, 01228-200

   Re: Ambipar Emergency Response
     Registration Statement on Form F-4
     Filed December 14, 2022
     File No. 333-268795

Dear Thiago da Costa Silva:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.   Unless we note otherwise, our references to prior comments are to comments in our November 21, 2022 letter.

Form F-4 filed December 14, 2022

Emergencia's Preliminary Results for the Nine Months Ended September 30, 2022, page 79

1. Please disclose why you only provide preliminary results for net revenues, cost of services rendered, gross profit and operating profit, but not other published income statement line items and other financial information for the nine months ended September 30, 2022. Refer to Form 20-F, Item 8.A.5. In addition, we note from page 81 that these preliminary results include the estimates and assumptions. Please disclose those estimates and assumptions used in deriving the preliminary results of net revenues, cost of services rendered, gross profit and operating profit.

2. We note your discussion of net revenue. Please discuss the primary drivers for North America and in Brazil segments experiencing the largest growths in the period. In

addition, quantify the effect of acquisitions that occurred during 2022.

3. We note your discussion of cost of services rendered. Please clarify or revise how it is comparable when you compare cost of services rendered for the nine months ended 9/30/2022 to the three months September 30, 2021. In addition, quantify the effect of the acquisitions that occurred during 2022.

4. We note you attribute the decrease in gross profit as a percentage of net revenues to the increased costs related to fuel and maintenance. Please revise to quantify these increases of costs.

Certain Unaudited Projected Financial Information, page 216

5. We note your response to prior comment 2 and we re-issue in part. You discuss in your response letter that the redemption levels do not have a material effect on the Projections that would require HPX's board obtaining updated projections, and that management concluded that the performance described in the Projections can be achieved in all material respects with minimum cash of $168 million and, therefore, the Projections would not need to be updated. Please revise to disclose such conclusions.

Non-Redemption Agreement, page 252

6. We note your disclosure that Cygnus Fund Icon entered into an amended and restated non-redemption agreement as well as a subscription agreement. Please revise to describe why the parties amended the non-redemption agreement.

Trademark Licensing Agreement, page 255

7. Please disclose all material terms of the Trademark Licensing Agreement, and clarify the compensation to be paid by the registrant under the agreement. In that regard, we note your disclosure that the registrant will pay a total amount of R$60,000 per year to Ambipar for the right to use Ambipar's trademark. However, section 3.1 of the agreement filed as Annex R provides for payment equivalent to thirty thousand dollars per year.

Notes to Unaudited Pro Forma condensed Combined Financial Information
5. Preliminary Allocation of Purchase Price, page 299

8. Please disclose the foreign exchange rate used for the preliminary purchase price allocation and the date of the foreign exchange rate.

9. We note you provide a statement that the pro forma statement of financial position assumes that the WOB Acquisition occurred as of June 30, 2022. We also note a statement on page 300 that the adjustments A, B, C and D are added to give effect to WOB Acquisition as if it occurred on January 1, 2021. Considering most of the adjustments A, B, C and D are for the pro forma statement of financial position, please clarify or revise the inconsistent statements.

10.   We note from adjustment D on page 300 that you adjust accounts receivable to reflect the fair market value. Please further disclose the facts and circumstance that require you to make the adjustments to the fair market value and disclose the method used to derive the amount of the fair value of the accounts receivable acquired.

New PubCo Management Following the Business Combination, page 387

11.   Please revise to clarify which individuals currently serve as directors of the registrant, and which individuals are director nominees.

Signatures, page II-7

12.   Please ensure that the registration statement is signed by all individuals required by Form F-1. In that regard, it does not appear that the registration statement has been signed by the registrant's principal executive officer or officers, its principal financial officer, its controller or principal accounting officer, and at least a majority of the board of directors or persons performing similar functions.

Exhibits

13.   Please obtain and file a legality opinion that addresses whether the warrants are binding obligations of the registrant under the law of the jurisdiction governing the warrants.

14.   We note your response to prior comment 7 and re-issue such comment in part. If the opinion is subject to uncertainty, please obtain a revised opinion that explains why counsel cannot give a "will" opinion" and describes the degree of uncertainty in the opinion. In that regard, we note that the uncertainty with respect to the tax treatment that was added to the prospectus disclosure in response to prior comment 7 is not reflected in the opinion filed as Exhibit 8.1.

General

15.   We note the form of preliminary proxy card filed as Exhibit 99.1. Please note that the form of proxy should be filed as an appendix to the proxy statement rather than an exhibit to the registration statement. Please also revise your preliminary proxy to identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters. In this regard, we note that Proposals 2A and 2B, and Proposals 3A-3C appear to be separate matters to be voted upon. Refer to Exchange Act Rule 14a-4 and Note to paragraph (a)(3) thereof.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Grenfel S. Calheiros